SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

07024911

Our Ref: 22277-00002

June 21, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 5 2007
185

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
JUL 0 9 2007
THOMSON
FINANCIAL

Carrie Li

HK1 410385v.7

File No.: 82-

COSL



News Release

COSL 2 Stipulated in GOM Contract Start to Charge in Dayrate

(20 June 2007 - Beijing) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883.HK) announces today the COSL2 invested and constructed for PEMEX in Mexico has passed the customer checklist and starts to charge on 21 June on day-rate basis. Up till now, there are 3 module rigs (COSL1, COSL4 and COSL2) operating effectively in the Gulf of Mexico.

Not alike COSL1 and COSL4, COSL2 was leased together with operating staffs.

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Background Information about the Company

COSL ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. COSL's four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at March 31, 2007, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 70 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted in offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained ISM (International Safety Management) certifications, and has established and executed QHSE management system according to the ISO 9000, ISO 14000 and OHSAS

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management standards.

For further enquires, please contact:

Mr. Chen Weidong
Tel: 86-10-84521686
Email:chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Doris Lam
Tel: 2136 6182/ 2136 6176/ 3170 6751
Fax: 3170 6606
Email:natalie.tam@iprogilvy.com/antonia.au@iprogilvy.com/ doris.lam@iprogilvy.com





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